Exhibit 99.1

News Release

April 27, 2012

ISS re-iterates recommendation that TELUS shareholders vote in favour of share conversion proposal

Vancouver, B.C. — Independent proxy advisory firm Institutional Shareholder Services Inc (ISS) has reiterated its recommendation to institutional clients that they vote in favour of a proposed transaction that would eliminate TELUS’ dual class share structure. ISS originally issued the recommendation in a report issued April 23. It has now updated its report after considering a dissident proxy circular issued by Mason Capital, a New York hedge fund seeking to defeat the proposal for its own short-term profit at the expense of other TELUS shareholders, and rejecting their position.

As referenced by ISS, “if announcement of the transaction itself increased the company’s market value higher, voting down the transaction should logically result in the loss of some or all of that incremental market value.” Despite this, Mason is seeking to defeat the proposal because it believes that the trading price of the Non-Voting Shares will decrease more than the trading price of the Common Shares and therefore Mason will profit because the gain on its Non-Voting Share short position would exceed any loss on its offsetting Common Share position. This is in stark contrast to other holders of Common Shares and Non-Voting Shares whose interest is in seeing the shares appreciate in value.

The prices of both TELUS Common Shares and Non-Voting Shares increased strongly when the company announced the share conversion proposal February 21 and have increased further since then, demonstrating strong investor support for the plan. As of close of market today, the market value of TELUS Common Shares has increased by about $535 million — 5.5 per cent — while the Non-Voting Shares have increased by approximately $583 million - 7.2 per cent. The TSX declined 3.1 per cent in the same period.

Further, ISS wrote - “As the proposed transaction would align voting rights with economic interest, offers shareholders meaningful economic opportunity through increased trading liquidity and a dual listing on the NYSE, and has been ratified by a strong market response — and as the company’s Articles effectively preclude any exchange ratio other than the proposed one-for-one exchange — a vote FOR the proposal is warranted.”

“That ISS stood by its positive recommendation validates that our share conversion proposal is fair, and in the best interest of holders of both share classes,” said Darren Entwistle, TELUS President and CEO. “This is an important vote that, if successful, will further the interests of long-term shareholders and advance good corporate governance. I encourage all shareholders to participate and support our proposal.”

Shareholders can vote online until May 7 by visiting www.telus.com/shareconversion. Under the terms of TELUS’ proposal, each Non-Voting Share would be converted into a Common Share on a one-for-one basis if supported by two-thirds of the votes cast by holders of Common Shares and Non-Voting Shares, each voting separately.

On Thursday TELUS sent a letter to its shareholders refuting Mason’s position and asking for their support in the current vote on its proposal.

TELUS has filed and mailed a management information circular and related documents for shareholders in connection with the annual and special meeting. Copies of these materials have been publicly filed and are available under the Company’s profile on SEDAR at www.sedar.com or on the Company’s website at www.telus.com. Any questions or requests for voting assistance should be directed to either Laurel Hill Advisory Group Company by phone at 1-877-452-7184 or email at assistance@laurelhill.com; or CIBC by phone at 1-866-744-2030 or email at chase.robinson@cibc.ca.

Background

TELUS has previously communicated that the share conversion was proposed in response to feedback from significant institutional shareholders and would result in the extension of voting rights to all TELUS shareholders. The proposed one-for-one conversion ratio is consistent with the company’s Articles in the event that foreign ownership restrictions are eliminated and past proposed transactions such as the planned Income Trust conversion in 2006 where both classes were to receive one trust unit for each share. The Non-Voting Shares have the same economic interest in TELUS as the Common Shares with the same dividends and strong liquidity and takeover coattail rights that ensure equal economic participation in a takeover premium.

The benefits of the proposal include:

•                  Enhancing the liquidity and marketability of the Common Shares, including through a listing of the Common Shares on the NYSE for the first time. TELUS has approximately 175 million Common and 150 million Non-Voting Shares outstanding. The proposal would result in one Common Share class with approximately 325 million shares outstanding.

•                  Enhancing TELUS’ leadership in respect of good corporate governance practices by granting the right to vote to shareholders holding approximately 46 per cent of the shares who have the same economic interest in the Company as the Common shareholders

•                  Aligning the capital structure of the Company with what is generally viewed as best practice

•                  Addressing concerns expressed by some shareholders about the impact of TELUS’ dual- class share structure on liquidity and trading volumes.

Furthermore, TELUS retains the ongoing ability to comply with the foreign ownership restrictions and the proposal does not affect the earnings per share and dividend paid per Common Share and Non-Voting Share.

This news release contains statements about expected future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the proposal will receive voting approval and if not approved the market price of Non-Voting Shares and/or Common Shares may decline, given that share prices in both classes increased on the announcement of the proposal. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from that expressed in the forward-looking statements. Readers should review the risks and uncertainties set out in the “Forward Looking Statements” section at page 14 of TELUS’ 2012 Information Circular, available at www.sedar.com. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements. Permission was not requested to quote from the ISS Report.

Media relations:	Investor relations:
Shawn Hall	Darrell Rae
(604) 619-7913	(604) 697-8192
shawn.hall@telus.com	ir@telus.com

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.4 billion of annual revenue and 12.7 million customer connections including 7.3 million wireless subscribers, 3.6 million wireline network access lines and 1.3 million Internet subscribers and more than 500,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $250 million to charitable and not-for-profit organizations and volunteered 4.2 million hours of service to local communities since 2000. Eleven TELUS Community Boards across Canada lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.